EXHIBIT 99.41

Emerald Health Therapeutics Announces Pure Sunfarms’ Cannabis Supply Agreement with British Columbia Liquor Distribution Branch

VANCOUVER, British Columbia, Sept. 04, 2019 (GLOBE NEWSWIRE) -- Emerald Health Therapeutics, Inc. (“Emerald”) (TSXV: EMH; OTCQX: EMHTF) announced that its 50%-owned joint venture for large-scale, low-cost, high-quality cannabis production, Pure Sunfarms (PSF), has entered into a supply agreement with the British Columbia Liquor Distribution Branch (BCLDB) to supply Pure Sunfarms-branded cannabis products for the recreational market in the Province of British Columbia.

Pure Sunfarms will begin shipping to the BCLDB and the Ontario Cannabis Retail Corporation (the “OCRC,” operating as the Ontario Cannabis Store) as soon as it receives its Health Canada license amendment permitting sales and distribution of packaged cannabis products directly to provincial/territorial wholesalers and authorized private retailers in accordance with the provincial/territorial framework in Canada. Pure Sunfarms entered into a supply agreement with the OCRC in February 2019. Pure Sunfarms also continues to advance discussions with other provincial distributors for potential supply agreements.

“The announcement of today’s supply agreement with the BCLDB represents a major milestone for Pure Sunfarms,” said Mandesh Dosanjh, President and Chief Executive Officer, Pure Sunfarms. “We are proudly B.C.-based, cultivating cannabis to the highest standards by the most experienced growers in the industry, and look forward to having Pure Sunfarms product available in our home province.”

“With one of the largest and most efficient cultivation operations in full production in Canada, Pure Sunfarms is prepared to start selling its branded cannabis products directly into retail channels and consumers’ hands," said Riaz Bandali, Chief Executive Officer of Emerald. "Supply agreements with two of the largest Canadian provinces provides a strong foundation on which to start building brand recognition across the country and to continue building on its strong sales to date.”

About Emerald Health Therapeutics, Inc.

Emerald Health Therapeutics, Inc. is a Canadian licensed producer of cannabis products, with strategic initiatives focused on differentiated, value-added product development for medical and adult-use customers supported by novel intellectual property, large-scale cultivation, extraction, and soft gel encapsulation, as well as unique marketing and distribution channels. Its 50%-owned Pure Sunfarms operation in British Columbia has reached its full run-rate annual production of approximately 75,000 kg in its first 1.1 million square-foot greenhouse Delta 3 operation; its second 1.1 million square-foot greenhouse is planned to be in full production by the end of 2020. Emerald’s two wholly-owned facilities in Quebec, a high-quality indoor growing and processing facility, and in British Columbia, an organic greenhouse and outdoor operation, are completing construction and are working toward final licensing extension. Emerald has also contracted for approximately 1,200 acres of hemp annually in 2019 to 2022 with the objective of extracting low-cost CBD. Its team is highly experienced in life sciences, product development, large-scale agri-business, and marketing.

For more information or contact:

Rob Hill, Chief Financial Officer
(800) 757 3536 Ext. # 5

Emerald Investor Relations
(800) 757 3536 Ext. #5
invest@emeraldhealth.ca

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements: Certain statements made in this press release that are not historical facts are forward-looking statements and are subject to important risks, uncertainties and assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. Such statements include obtaining required regulatory approvals; production and processing capacity of various facilities; expansion of facilities; obtaining additional cultivation licenses and other permits; production at various facilities; receipt of hemp deliveries; entering into of strategic agreements; payments of amounts owed to and owed by Emerald; transplanting crops; obtaining final municipal approvals; assessment of cultivation and harvesting techniques; scale up of reliable, quality low-cost cannabis; and anticipated production costs.

We cannot guarantee that any forward-looking statement will materialize, and readers are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements involve risks and uncertainties related to, among other things, changes of law and regulations; changes of government; failure to obtain regulatory approvals or permits; failure to obtain necessary financing; results of production and sale activities; results of scientific research; regulatory changes; changes in prices and costs of inputs; demand for labour; demand for products; failure of counter-parties to perform contractual obligations; as well as the risk factors described in the Company’s annual information form and other regulatory filings. The forward-looking statements contained in this press release represent our expectations as of the date hereof. Forward-looking statements are presented for the purpose of providing information about management's current expectations and plans and allowing investors and others to obtain a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. The Company undertakes no obligations to update or revise such statements to reflect new circumstances or unanticipated events as they occur, unless required by applicable law.